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                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

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                     AMENDMENT NO. 3 TO SCHEDULE 14D-1

            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        ---------------------------
                        KAPSON SENIOR QUARTERS CORP.

                         (NAME OF SUBJECT COMPANY)

                        PROMETHEUS ACQUISITION CORP.

                      PROMETHEUS SENIOR QUARTERS, LLC

                   LF STRATEGIC REALTY INVESTORS II L.P.

                LAZARD FRERES REAL ESTATE INVESTORS, L.L.C.

                                 (BIDDERS)

                        COMMON STOCK, $.01 PAR VALUE
       $2.00 CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, $.01 PAR VALUE
                     (TITLES OF CLASSES OF SECURITIES)

                            -------------------
            (CUSIP NUMBER OF CLASS OF SECURITIES) (COMMON STOCK)

                    ROBERT P. FREEMAN AND MURRY N. GUNTY
               C/O LAZARD FRERES REAL ESTATE INVESTORS L.L.C.
                      30 ROCKEFELLER PLAZA, 63RD FLOOR
                          NEW YORK, NEW YORK 10020
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                 Copies to:

                         JONATHAN L. MECHANIC, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                      NEW YORK, NEW YORK 10004 - 1980
                               (212) 859-8000

                               MARCH 27, 1998
     (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 14D-1)

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     This Amendment No. 3 supplements and amends the Tender Offer Statement in Schedule 14D-1, as amended to date, relating to a tender offer by Prometheus Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Prometheus Senior Quarters, L.L.C., a Delaware limited liability company ("Parent"), to purchase all outstanding shares of
(i) Common Stock, par value $.01 per share (the "Common Stock") and (ii) $2.00 Convertible Exchangable Preferred Stock, par value $.01 per share (the "Preferred Stock" and, together with the Common Stock, the "Shares"), of Kapson Senior Quarters Corp, a Delaware corporation (the "Company").

ITEM 10.     ADDITIONAL INFORMATION.

     Section 10 ("Source and Amount of Funds") of the Offer to Purchase, incorporated by reference by Items 10 of the Schedule 14D-1, is hereby amended to read in its entirety as follows:

     "The total amount of funds required by Parent and the Offeror to purchase Shares validly tendered pursuant to the Offer, consummate the Merger and pay related fees and expenses is estimated to be approximately $190 million. The Offeror will obtain all such funds through Parent and the Fund. Parent will obtain such funds through the Fund. The Fund will obtain such funds from (i) capital contributions from its partners, which contributions such partners are unconditionally required to make at the Fund's request and (ii) bank borrowings.

     The Offeror and the Fund will borrow up to 50% of the total amount of the funds required by Parent and the Offeror from The Chase Manhattan Bank ("Chase"), as agent and arranger, and a syndicate of other financial institutions pursuant to a revolving credit agreement (the "Credit Agreement"), dated as of March 27, 1998, among the Fund, Borrower, Chase and certain other lenders as specified in the Credit Agreement. Pursuant to and subject to the terms and conditions set forth in the Credit Agreement, the lenders have agreed to lend to the Fund, the Offeror and any other "Qualified Borrower" (as defined in the Credit Agreement") up to an aggregate amount not to exceed $150,000,000, the proceeds of which may be used for any purpose permitted under the Fund's partnership agreement (the "Fund Partnership Agreement"). Unless paid or prepaid prior thereto, all loans outstanding under the Credit Agreement mature on the earlier of (i) December 27, 2000 or (ii) 90 days prior to the end of the "Investment Period," as defined in the Fund Partnership Agreement. Loans made under the Credit Agreement bear interest at a rate equal to either, at the option of the Offeror, the Fund or such other Qualified Borrower, (i) the "Base Rate", as defined in the Credit Agreement, or (ii) the "Eurodollar Rate", as defined in the Credit Agreement. If an Event of Default (as defined in the Credit Agreement) occurred and for as long as it is continuing, the principal amount of all obligations outstanding under the Credit Agreement will bear an interest rate equal to the greater of (i) 20% and (ii) the sum of (A) the Base Rate plus (B) 5% per annum.

     The Credit Agreement contains covenants that are customary to transactions of a similar nature. Loans outstanding under the Credit Agreement are secured by a pledge by the Fund, LFREI, and each "Sister Partnership" (as defined in the Credit Agreement) of, among other things,
(i) all of their rights and interests in, to and under the Fund Partnership Agreement, the partnership agreement of each Sister Partnership (as defined in The Credit Agreement) and each Subscription Agreement (as defined in the Credit Agreement) including, without limitation, all rights to make Capital Calls (as defined in the Credit Agreement) and each Partnership Pledge (as defined in the Credit Agreement), and (ii) all funds deposited in the Subscription Accounts pursuant to the Pledge (as defined in the Credit Agreement) or the Cash Collateral Agreement (as defined in the Credit Agreement). It is anticipated that borrowings under the Credit Agreement will be repaid from funds generated internally by the Company as the corporation surviving the Merger.

          THE FOREGOING DESCRIPTION OF THE CREDIT AGREEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE TEXT OF THE CREDIT AGREEMENT, WHICH HAS BEEN FILED AS AN EXHIBIT TO THE SCHEDULE 14D-1 AND IS INCORPORATED HEREIN BY REFERENCE."

                                 SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 1998

                         PROMETHEUS ACQUISITION CORP.

                         By:  /s/Robert P. Freeman
                              ---------------------------------------
                              Name:   Robert P. Freeman
                              Title:  President


                         PROMETHEUS SENIOR QUARTERS, LLC


                         By:  LF STRATEGIC REALTY INVESTORS
                              II L.P., its Sole Member

                              By: LAZARD FRERES REAL ESTATE
                                  INVESTORS LLC, its General Partner

                                  By: /s/ Robert P. Freeman
                                      ----------------------------------
                                      Name: Robert P. Freeman
                                      Title:  Principal

                                  LF STRATEGIC REALTY INVESTORS II L.P.

                                     By: LAZARD FRERES REAL ESTATE
                                         INVESTORS LLC, its General Partner

                                         By: /s/ Robert P. Freeman
                                             -----------------------------
                                             Name: Robert P. Freeman
                                             Title: Principal

                                  LAZARD FRERES REAL ESTATE INVESTORS LLC

                                  By:  /s/ Robert P. Freeman
                                       -----------------------------------
                                       Name: Robert P. Freeman
                                       Title: Principal



                             EXHIBIT INDEX


Exhibit       Description                                              Page No.
-------       -----------                                              --------
* (a)(1)      Offer to Purchase, dated March 2, 1998.

* (a)(2)      Letter of Transmittal relating to Common Stock and Preferred
              Stock.

* (a)(3) Letter from Lazard Freres & Co. LLC, as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

* (a)(5) Notices of Guaranteed Delivery relating to Common Stock and Preferred Stock.

* (a)(6)      Guidelines for Certification of Taxpayer Identification Number on

* (a)(7) Substitute Form W-9. Press Release issued by the Parent and the Company on February 24, 1998.

  (b)(1) Revolving Credit Agreement, dated as of March 27, 1998, among the Fund, the Offeror, Chase Manhattan Bank and other lenders parties thereto.

*(c)(1) Amended and Restated Agreement and Plan of Merger, dated as of February 23, 1998, among the Company, Parent and the Offeror.

*(c)(2) Second Amended and Restated Stockholder Agreement, dated as of February 23, 1998, between Parent and the Kaplans.

* (c)(3) Escrow Agreement, dated as of February 23, 1998, among the Kaplans, the Company and the Offeror.

* (c)(4) Amended and Restated Employment Agreement, dated as of February 23, 1998, between the Company and Glenn Kaplan.

* (c)(5) Amended and Restated Employment Agreement, dated as of February 23, 1998, between the Company and Wayne L. Kaplan.

* (c)(6) Amended and Restated Employment Agreement, dated as of February 23, 1998, between the Company and Evan A. Kaplan.

* (c)(7) Letter Agreement, dated as of February 23, 1998 among the Company, the Kaplans, the Offeror and Parent.

* (d)         None.

* (e)         Not applicable.

* (f)         None.

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*    Previously filed.